SSLJ.com Limited plans to take appropriate measures after receiving the Nasdaq deficiency notice

WUHAN, China, June 10, 2019 – SSLJ.com Limited (the “Company”) (NASDAQ: YGTY) On June 4, 2019, SSLJ.com Limited received a compliance notice from The NASDAQ Stock Market, Inc. (“NASDAQ”) stating that the Company has met the periodic filing requirement for the Nasdaq Stock Market under Listing Rule 5250(c)(2) based on the filing of the Company’s interim financials on Form 6-K for the six months period ended June 30, 2018.

On June 5, 2019, the Company received another deficiency notice from NASDAQ stating that the Company has not maintained a minimum of $2,500,000 in stockholders’ equity for continued listing under Listing Rule 5550(b)(1) based on the Form 6-K of the Company’s interim financial information for the six months period ended June 30, 2018. NASDAQ has informed the Company that it must submit a plan (the “Plan”) to regain compliance with the NASDAQ’s continued listing requirements no later than June 18, 2019. In addition, NASDAQ has determined to require the Company to submit a plan no later than June 18, 2019 to regain compliance with Listing Rule 5250(c)(1) due to the Company’s failure to file its Form 20-F timely for the fiscal year ended December 31, 2018.

If NASDAQ accepts the Company’s Plan to regain compliance in those respects, NASDAQ can grant an exception of up to 180 calendar days from June 5, 2019 to evidence compliance. In determining whether to accept the Company’s Plan, NASDAQ will consider factors as the likelihood that the Plan will result in compliance with NASDAQ’s continued listing criteria, the Company’s past compliance history, the reasons for the Company’s current non-compliance, other corporate events that may occur within the NASDAQ review period, the Company’s overall financial condition and its public disclosures.

The Company is currently working on the Plan to regain compliance with respect to the Listing Rules 5550(b)(1) and 5250(c)(1) to meet the requirements for continued listing on the NASDAQ Capital Market. It intends to submit such Plan to NASDAQ as soon as practicable prior to June 18, 2019.

About SSLJ.com Limited

SSLJ.com Limited is in the business of the vertically integrated O2O home decoration services and products in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com